October 12, 2021

Division of Corporation Finance

Office of Energy Transportation

100 F Street, NE

Washington DC 20549

Attention: Mr. Timothy S. Levenberg

Re: Broad Capital Acquisition Corp

Form S-1

Filed September 16, 2021

File No. 333-258943

Dear Ladies and Gentlemen,

On behalf of Broad Capital Acquisition Corp (the “Company”), we are writing to submit the Company’s responses to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) dated October 6, 2021, with respect to the above-referenced registration statement on Form S-1 filed on August 19, 2021 (the “Registration Statement”) relating to the registration under the Securities Act of 1933, as amended, of Class A common stock of the Company.

The responses set forth below are based upon information provided to Rimon P.C. For convenience, we have included the specific comments and headings used in the Comment Letter. On behalf of the Company, we advise you as follows:

1. We note your response to prior comment 1 and reissue it in part. Revise to disclose that your Chief Executive Officer and Chief Financial Officer have ties to China or Hong Kong or advise. Please also further revise your cover page to address how recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, has impacted or may impact the company’s ability to conduct its business, accept foreign investments, or list on an U.S. or other foreign exchange.

Response: In response to the Staff’s comments, we have updated the cover page accordingly.

Business Combination with One or More Businesses in PRC, page 15

2. Please expand the disclosure you added in response to prior comment 2 to include a more complete discussion of the uncertainties regarding the status of the rights of a holding company with respect to its contractual arrangements with a VIE, its founders and owners and the challenges the company may face enforcing these contractual agreements due to uncertainties under Chinese law and jurisdictional limits. For example, you currently do not mention the founders and owners or potentially applicable jurisdictional limits. We refer you to prior comment 2.

Response: The Company acknowledges the Staff’s comment and substantially expanded our discussion on the uncertainties regarding the status of the rights of a holding company with respect to its contractual arrangements with a VIE in response.

3. We note the statement in response to prior comment 4 that you believe you are not required to obtain permission from any PRC authorities to operate and issue securities to foreign investors. Please clarify whether your use of the term “operate” includes the process of searching for a target business.

Response: In response to the Staff’s comments, we struck the single reference to permission to operate to avoid any confusion and any references to

1717 K Street NW, Suite 900, Washington, D.C. 20006
P: (202) 935-3390

Summary of Risk Factors, page 29

4. We note your response to prior comment 3. Please further revise the Summary of Risk Factors disclosure to describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. Similarly, please include in the Summary of Risk Factors an acknowledgement that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response: In response, we further revised the Summary of Risk Factors as requested by the Staff.

Risk Factors, page 33

5. We note your revised disclosures in response to prior comment 9. Please revise to also include in your Risk Factors section disclosure regarding the potential impact of more Chinese government oversight and control over offerings conducted overseas and /or foreign investment in China-based issuers and acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response: In response to the Staff’s comments, we have substantially increased our risk factors accordingly.

Risk Factors

In the course of completing our business combination, we may become subject to a variety of laws and regulations in the PRC, page 52

6. We note disclosure at page 1 that you “currently intend to concentrate [y]our efforts identifying those businesses engaged with emerging and transformational technologies, focusing particularly on businesses operating within the general aviation and aerospace industry, and the unmanned aircraft systems and advanced air mobility industries.” You also include disclosures regarding the manufacturing and general aviation industries in your filing. As examples, we note your disclosures on the prospectus cover page and at pages 1 through 3. Please reconcile your disclosures. Additionally, please disclose whether you also intend to identify businesses in the blockchain sector for your initial business combination and clarify, if true, that there could be some uncertainty that a PRC-based target in the blockchain sector will be considered as an operator of critical information infrastructure, in the event that you consummate a business combination with a PRC-based target in the blockchain sector.

Response: The Company acknowledges the Staff’s comment and advise that we have reconciled our disclosures and removed references to businesses in the blockchain sector completely.

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Please do not hesitate to contact Debbie Klis on (202) 935-3390 of Rimon P.C. with any questions or comments regarding this letter.

Kindest regards,

/s/ Rimon P.C.
Rimon P.C.

cc:	Ms. Loan Lauren P. Nguyen

Industrial drones sector is a growing globally, no company has come close to a monopoly position in any country. We do not see this as an issue. In the event our future combined company, if it comes from China, or anywhere, has become a leader strong enough where anti-monopoly regulations would apply to it years down the road, we are confident that the future company would be required to comply with relevant regulations at that point.

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